EXHIBIT 99.1

Westport Fuel Systems Closes Offering of Common Shares

VANCOUVER, B.C., July 19, 2017 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (Nasdaq:WPRT) announced today the closing of its previously announced offering (the “Offering”) of 16,700,000 common shares at a price of US$1.50 per share, for gross proceeds of US$25,050,000.  Following the Offering, Westport Fuel Systems has approximately 127.9 million shares outstanding.  No common shares were sold or offered in Canada or to any resident of Canada pursuant to the Offering.

Oppenheimer & Co. Inc. acted as the sole book-running manager for the Offering. Craig-Hallum Capital Group LLC acted as the co-lead manager. Lake Street Capital Markets served as financial advisor to Westport Fuel Systems. The common shares issued under the offering have been listed on The NASDAQ Global Select Market and the Toronto Stock Exchange.

Copies of the United States final prospectus supplement can be accessed through the U.S. Securities and Exchange Commission (the "SEC") website at www.sec.gov or from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004, by telephone at 212-667-8563, or by e-mail at EquityProspectus@opco.com, and copies of the Canadian prospectus supplement are available at www.sedar.com.

In connection with the Offering, Westport Fuel Systems relied upon an exemption for interlisted issuers contained in section 602.1 of the TSX Company Manual which permits the TSX to not apply its standards to Westport Fuel Systems, as an eligible interlisted issuer, in reliance on evidence that a recognized exchange or relevant regulator has accepted the Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Westport Fuel Systems in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the completion of, benefits and timing of the referenced offering. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks, and are based on assumptions, related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles,  the actions and determinations of our joint venture and development partners,  as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form, the preliminary prospectus supplement and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Investor Inquiries:
Caroline Sawamoto
Manager, Investor Relations & Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com